Exhibit 99(a)(5)(B)
UDR, INC.
ANNOUNCES EXPIRATION AND RESULTS OF PUT OPTION FOR
4.00% CONVERTIBLE SENIOR NOTES DUE 2035
DENVER, CO — UDR, Inc. (NYSE: UDR), a leading multifamily real estate investment trust (REIT), today announced that it has accepted for payment all 4.00% Convertible Senior Notes due 2035 (the “Notes”) that were validly surrendered for repurchase prior to 11:59 p.m., New York City time, on January 15, 2011 (the “Repurchase Date”) and prior to 11:59 p.m., New York City time, on February 8, 2011 (the “Expiration Date”), and that were not withdrawn or cancelled. The Expiration Date represents the expiration of right of each holder of the Notes to sell and the obligation of UDR to repurchase the Notes for cash (the “Put Option”).
Notes in an aggregate principal amount of $10,806,000, representing approximately 6.44 percent of the $167,750,000 million in aggregate principal amount outstanding, were validly surrendered for repurchase by the Repurchase Date or the Expiration Date, as applicable, and were not withdrawn or cancelled. UDR has delivered the aggregate purchase price of $10,806,000 for these accepted Notes to U.S. Bank, National Association, acting as the Paying Agent, for distribution to the holders of the Notes. Any Notes not repurchased pursuant to the Put Option will remain outstanding, and the holders of such Notes will be subject to the terms of the indenture governing the Notes and the Notes. Following the Put Option, an aggregate principal amount of $156,944,000 of the Notes remains outstanding.
This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities of UDR. The offer to purchase the Notes was made only pursuant to the Issuer Repurchase Notice dated January 7, 2011, and related documents which set forth the complete terms and conditions of the Put Option. Questions relating to the Issuer Repurchase Notice and related materials should be directed to U.S. Bank National Association by calling Amanda C. Nichols at (804) 771-7932. The address of U.S. Bank National Association is Corporate Trust Services, 100 Wall Street, Suite 1600, New York, New York 10005.
About UDR, Inc.
UDR, Inc. (NYSE:UDR), an S&P 400 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of December 31, 2010, UDR owned or had an ownership position in 59,614 apartment homes including 1,170 homes under development. For over 38 years, UDR has delivered long-term value to shareholders, the best standard of service to residents, and the highest quality experience for associates. Additional information can be found on the Company’s website at www.udr.com.
Contacts
UDR, Inc.
H. Andrew Cantor
acantor@udr.com
720-283-6083